SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

RC2 Corporation
(Name of Subject Company)

Galaxy Dream Corporation
(Offeror)
a wholly owned indirect subsidiary of
TOMY Company, Ltd.
(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

749388104
(CUSIP Number of Class of Securities)

Takahiro Ishidate
General Manager, Business Administration
TOMY Company, Ltd.
7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan
+81-3-5654-1262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

Nobuhisa Ishizuka Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1 Roppongi, Minato-ku, Tokyo, 106-6021, Japan +81-3-3568-2600	Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, IL 60606 (312) 407-0700
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$681,554,341	$79,128.46

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $27.90 per share of common stock of RC2 Corporation, par value $0.01 per share, (“Shares”) by 24,428,471 Shares, which is the sum of (i) 21,584,878 Shares outstanding (other than shares of unvested restricted stock), (ii) 74,170 outstanding shares of restricted stock, (iii) 1,369,156 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares, (iv) 1,260,267 Shares reserved for issuance upon the exercise of outstanding stock-settled stock appreciation rights and (v) 140,000 target Shares subject to outstanding restricted stock units.

(2)	Pursuant to Section 14(g) of the Securities Exchange Act of 1934, SEC Release No. 34-59850 and SEC press release number 2010-255 (dated December 22, 2010), the amount of the filing fee is equal to $116.10 per $1,000,000 of transaction valuation, calculated by multiplying the transaction valuation by .00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$79,128.46	Filing Party:	Galaxy Dream Corporation

Form or Registration No.	Schedule TO	Date Filed:	March 24, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on March 24, 2011 (which, together with this Amendment, Amendment No. 1, filed March 29, 2011, Amendment No. 2, filed April 8, 2011 and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Galaxy Dream Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of RC2 Corporation, a Delaware corporation (“RC2”), at a purchase price of $27.90 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in (1) the Offer to Purchase, dated March 24, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Item 5 of this Schedule TO is hereby amended and supplemented as follows:
     The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” is hereby amended and supplemented by inserting after the first paragraph on page 15 the following paragraph:
     “Prior to the consummation of the Merger, Parent and RC2 intend to enter into agreements with certain non-executive officer employees of RC2 (or its subsidiaries) pursuant to which each such employee agrees to waive acceleration of a portion of his or her unvested equity awards of RC2, which would otherwise vest immediately prior to consummation of the Merger pursuant to the terms of the Merger Agreement, in exchange for a cash payment equal to the consideration otherwise payable with respect to such waived equity awards under the Merger Agreement, payable over two years. Such cash payment will be subject to forfeiture if the applicable employee’s employment is terminated in certain circumstances. The aggregate cash amount payable pursuant to these agreements is expected to be less than $550,000. In accordance with the Merger Agreement, RC2 will take all actions necessary to approve and adopt any such agreement and to make the “safe harbor” provided under Rule 14d-10(d)(2) applicable thereto.”

Item 11.	Additional Information.
     (a)(5) Item 11 of this Schedule TO is hereby amended and supplemented as follows:
     The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting after the third paragraph under the subheading “Legal Proceedings” the following paragraphs:
     “At a hearing on March 31, 2011, Broad St. withdrew its application for a temporary restraining order in Broad St. Partners Fund v. Dods et al., Case No. 2011CH00515 (the “DuPage County Action”).
     On April 4, 2011, the DuPage County Court granted Laborers’ Local #231 Pension Fund (“Laborers”) the right to intervene in the DuPage County Action. On April 5, 2011, Laborers filed a Complaint in Intervention in the DuPage County Action, again asserting claims for breaches of fiduciary duty (and aiding and abetting such alleged breaches) in connection with the Offer and the Merger, including for allegedly failing to disclose to RC2 shareholders certain facts concerning the Offer and the Merger. On April 7, 2011, Laborers withdrew Laborers’ Local #231 Pension Fund v. RC2 Corporation et al., Case No. 11CH10899, without prejudice. Also on April 7, 2011, the DuPage County Court appointed Laborers as lead plaintiff for the putative class in the DuPage County Action, and appointed Robbins Geller Rudman & Dowd LLP as lead counsel for the putative plaintiff class, to prosecute any and all claims on behalf of the putative class in the DuPage County Action. The Court scheduled a hearing for April 19, 2011, to consider Laborers’ forthcoming motion for a preliminary injunction to enjoin consummation of the Offer and the Merger.
     While Parent and Purchaser believe that each of the aforementioned matters are without merit and that Parent, Purchaser, RC2 and the other defendants named therein (collectively, the “Defendants”) have valid defenses to all claims asserted therein, in an effort to minimize the burden and expense of further litigation relating to such matters, on April 11, 2011, the parties in the DuPage County Action reached an agreement in principle pursuant to which the Defendants would be released by the purported plaintiff class from all claims that have been brought or could have been brought under state or federal law arising out of or related to the Offer and the Merger. The settlement remains subject to approval by the DuPage County Court. Under the agreement in principle, the parties agreed that RC2 would provide additional supplemental disclosures to its Schedule 14D-9, including additional disclosure regarding RC2’s financial projections for the years 2011-2015 (such disclosures being set forth in an amendment thereto), although none of the Defendants makes any admission that such additional supplemental disclosures are material or otherwise required. The parties also agreed that the lead plaintiff may apply to the DuPage County Court for an award of attorneys’ fees and reimbursement of expenses, which, under certain circumstances, Defendants have agreed not to oppose. In the event the settlement is not approved by the court or the conditions to settlement are not satisfied, the Defendants will continue to defend their positions in these matters vigorously.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 12, 2011

TOMY Company, Ltd.
By:	/s/ Kantaro Tomiyama
	Name:	Kantaro Tomiyama
	Title:	President and CEO

Galaxy Dream Corporation
By:	/s/ Kantaro Tomiyama
	Name:	Kantaro Tomiyama
	Title:	President

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 24, 2011*†
(a)(1)(B)	Form of Letter of Transmittal*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery*†
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on March 24, 2011†
(a)(1)(G)	Joint Press Release of Tomy Company, Ltd. and RC2 Corporation, dated March 24, 2011†
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Complaint filed by Laborers’ Local #231 Pension Plan, individually and on behalf of all others similarly situated, on March 22, 2011, in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.†
(a)(5)(B)	Complaint filed by Broad St. Partners Fund, individually and on behalf of all others similarly situated, on March 25, 2011, in the Circuit Court of DuPage County, Illinois, County Department, Chancery Division.†
(b)(1)	Project Galaxy Commitment Letter, dated March 11, 2011, between TOMY Company, Ltd. and Sumitomo Mitsui Banking Corporation†
(b)(2)	Close and Sell Type Commitment Type Syndicated Loan Agreement, dated March 31, 2011, among Parent, as parent borrower, RC2, as subsidiary borrower, the tranche A lenders party thereto, the tranche B lenders party thereto and Sumitomo Mitsui Banking Corporation†
(d)(1)	Agreement and Plan of Merger, dated as of March 10, 2011, among TOMY Company, Ltd., Galaxy Dream Corporation and RC2 Corporation†
(d)(2)	Confidentiality Agreement, dated as of November 9, 2010, between TOMY Company, Ltd. and RC2 Corporation†
(d)(3)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Curtis S. Stoelting†
(d)(4)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter J. Henseler†
(d)(5)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter A. Nicholson†
(d)(6)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Gregory J. Kilrea†
(d)(7)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Helena Lo†
(d)(8)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Jamie W. Kieffer†
(d)(9)	Rollover Bonus Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. and Gary W. Hunter†
(g)	Not applicable
(h)	Not applicable
*	Included in mailing to stockholders.

†	Previously filed.

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